Primary Business Name: CREDIT SUISSE SECURITIES (USA) LLC **BD Number: 816**

BD - AMENDMENT

07/25/2023

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) Yes ( ) No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
APPLEWHITE, MORRIS WAYNE	I	BOARD MEMBER	03/2021	NA	Y	N	7347124
BLEUSTEIN, DAVID ANDREW	I	GLOBAL HEAD OF SECURITIES RESEARCH	12/2020	NA	N	N	2381879
CREDIT SUISSE (USA), INC.	DE	SOLE MEMBER	11/2000	E	Y	Y	13-1898818
CREDIT SUISSE GROUP FINANCE (U.S.) LLC	DE	MINORITY INTEREST	05/2023	NA	N	Y	74-2974652
CURRAN, RICHARD JOHN SR.	I	HEAD OF OPERATIONS	04/2017	NA	N	N	4136136
EBERT, MICHAEL J	I	HEAD OF CREDIT SUISSE INVESTMENT BANK, BOARD MEMBER, TEXAS DESIGNATED OFFICER	08/2022	NA	N	N	4556059
KRAUSS, DAVID I	I	CHIEF RISK OFFICER	08/2020	NA	N	N	6584345
LEAMON, JERRY PRESTON	I	BOARD MEMBER	04/2016	NA	Y	N	6615160
LUPETIN, SERGIO JOSEPH	I	CHIEF FINANCIAL OFFICER	07/2018	NA	N	N	1221963
MILLER, MAURA ANNE	I	CHIEF COMPLIANCE OFFICER FOR THE BROKER DEALER & THE INVESTMENT ADVISOR	06/2022	NA	N	N	4444187
NOTTEBOHM, BARBARA HOLLAND	I	GENERAL COUNSEL	02/2023	NA	N	N	3059478
RICHARDS, BRUCE TILTON	I	BOARD MEMBER	02/2017	NA	Y	N	4640086
WIPF, THOMAS	I	CHIEF EXECUTIVE OFFICER, BOARD MEMBER	07/2023	NA	N	N	1559273

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